FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: July 29, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results for the Three Months Ended June 30, 2004

2.	Consolidated Financial Results for the Three Months Ended June 30, 2004 (Information purposes only)

July 29, 2004 KYOCERA CORPORATION

Consolidated Financial Highlights (Unaudited)

Results for the Three Months Ended June 30, 2004

(Yen in millions, except per share amounts and exchange rates)

	Three Months Ended June 30,		Increase (Decrease) (%)
	2004	2003
Net sales	293,143	253,126	15.8
Profit from operations	34,751	12,798	171.5
Income before income taxes	38,062	16,442	131.5
Net income	21,982	10,730	104.9
Average exchange rates :
US$	110	118	—
Euro	132	135	—
Earnings per share :
Net Income
Basic	117.25	58.01	—
Diluted	117.17	58.01	—
Capital expenditures	11,811	14,147	(16.5)
Depreciation	13,233	14,021	(5.6)
R&D expenses	13,875	12,243	13.3
Sales of products manufactured outside Japan to net sales (%)	36.1	36.0	—

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2004

1.	The basic items on preparation for consolidated results for the three months ended June 30, 2004 :

(1)	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(2)	Change in accounting policies : None

(3)	Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	1	0
Decrease	1	0

2.	Consolidated financial information for the three months ended June 30, 2004 :

(1)	Consolidated results of operations :

	Three months ended June 30,		Year ended March 31,
	2004	2003	2004
Net sales	¥293,143 million	¥253,126 million	¥1,140,814 million
% change from the previous period	15.8%	(0.3)%	6.6%
Profit from operations	34,751 million	12,798 million	108,962 million
% change from the previous period	171.5%	(42.5)%	30.7%
Income before income taxes	38,062 million	16,442 million	115,040 million
% change from the previous period	131.5%	0.4%	51.3%
Net income	21,982 million	10,730 million	68,086 million
% change from the previous period	104.9%	45.2%	65.4%
Earnings per share :
Basic	¥117.25	¥58.01	¥364.79
Diluted	117.17	58.01	364.78

(2)	Consolidated financial condition :

	June 30,		March 31,
	2004	2003	2004
Total assets	¥1,833,390 million	¥1,700,020 million	¥1,794,758 million
Stockholders’ equity	1,186,373 million	1,053,922 million	1,153,746 million
Stockholders’ equity to total assets	64.7%	62.0%	64.3%
Stockholders’ equity per share	¥6,327.55	¥5,698.04	¥6,153.83

(3)	Consolidated cash flows :

	Three months ended June 30,		Year ended March 31,
	2004	2003	2004
Cash flows from operating activities	¥26,812 million	¥6,919 million	¥62,575 million
Cash flows from investing activities	(114,211) million	2,841 million	29,581 million
Cash flows from financing activities	(7,576) million	(9,391) million	(20,422) million
Cash and cash equivalents at end of period	267,801 million	299,632 million	361,132 million

3.	Consolidated financial forecast for the year ending March 31, 2005 :

There is no revision of our initial forecast for the fiscal year ending March 31, 2005, which was described in Form 6-K filed on April 27, 2004. (Please refer to the accompanying “Forward Looking Statements” on page 11 with regard to the forecasts.)

Business Results and Cash Flows for the Three Months Ended June 30, 2004

1. Business Results for the Three Months Ended June 30, 2004

(1) Economic Situation and Business Environment

The Japanese economy showed clear signs of recovery during the three months ended June 30, 2004 (the first quarter) represented by improving corporate earnings, expanding capital investment in the private sector and increasing personal consumption. The U.S economy also recovered steadily supported by an improvement in the employment situation in addition to expansion of capital expenditures in the private sector and increasing personal consumption. The European economy as a whole recovered moderately. Asian economy grew smoothly due mainly to the strong growth of the Chinese economy.

In the electronics industry, the production volume increased in Asia, especially Japan and China for mobile phones and other digital consumer products. Additionally, markets for semiconductors and personal computers expanded steadily on a global scale.

(2) Consolidated Financial Results

(Yen in millions, except per share amounts and exchange rates)

	Three Months Ended June 30,		Increase (Decrease) (%)
	2004	2003
Net sales	293,143	253,126	15.8
Profit from operations	34,751	12,798	171.5
Income before income taxes	38,062	16,442	131.5
Net income	21,982	10,730	104.9
Diluted earnings per share	117.17	58.01	—
US$ average exchange rate	110	118	—
Euro average exchange rate	132	135	—

1) Sales

Sales of Kyocera Corporation and its consolidated subsidiaries (Kyocera) for the first quarter increased in all operating segments compared with those in the three months ended June 30, 2003 (the previous first quarter).

Demands for Kyocera’s components business such as Fine Ceramics Group and Electronic Device Group were strong supported by the favorably increased production activities. As favorable market environment has spurred an increase in production volume and a decline in prices for components has not been intense, sales of Kyocera’s components business has increased significantly in the first quarter compared with the previous first quarter. Sales of Equipment Group have increased due mainly to increased sales of mobile handsets in the U. S. and information equipment.

As a result, consolidated net sales for the first quarter amounted to ¥293.1 billion, an increase of 15.8% compared with the previous first quarter.

2) Profit

The effect of an increase in sales coupled with a considerable growth in component production volume resulted in an improvement of production efficiencies. Group-wide structural reforms implemented in the previous fiscal year that aimed to improve operating profitability also began to show positive effects in the first quarter. Consequently, profit from operations for the first quarter increased approximately 2.7 times compared with the previous first quarter. Income before income taxes increased to ¥38.1 billion, approximately 2.3 times, while net income increased to ¥22.0 billion, approximately 2.0 times compared with the previous first quarter, respectively.

3) Effect of Exchange Rate Fluctuations

The yen appreciated 8 yen against the U.S. dollar and 3 yen against Euro compared with the average exchange rates in the previous first quarter, respectively. Consequently, net sales after translation into yen were negatively affected by approximately ¥10.5 billion compared with the previous first quarter. Also, income before income taxes after translation into yen was negatively affected by approximately ¥2.4 billion compared with the previous first quarter.

(3) Operating Highlights

1)	Kinseki, Ltd. (Kinseki), a wholly-owned subsidiary, and Kyocera Corporation re-organized the operations related to crystal components on April 1, 2004. Kinseki’s marketing division was merged into the marketing division of the electronic component of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kinseki. At the same time, Kinseki changed its name to Kyocera Kinseki Corporation (Kyocera Kinseki).

2)	On April 1, 2004, Kyocera integrated the organic material components business into Kyocera SLC Technologies Corporation (KST), a wholly owned subsidiary. Management resources relating to the organic material components business were concentrated in KST to enhance the synergistic effects within Kyocera and to expand the business base.

3)	On May 18, 2004, Kyocera announced that a new factory would be built in the City of Ayabe, Kyoto Prefecture. The new factory would have three floors high with a total floor area of 25,200 m2. Operations are expected to commence in June 2005. At the factory, KST plans to produce semiconductor organic packages and laminated high-density printed circuit boards used in micro processors and chipsets for digital consumer products. Planned investment in the factory will amount to approximately ¥17.0 billion in total.

4)	On May 21, 2004, Kyocera reached an agreement with Kobe Steel, Ltd. (Kobe Steel) to merge the medical material operations of both companies into a successor company, Japan Medical Materials Corporation, which will be established on September 1, 2004. As a dedicated manufacturer of medical materials, a successor company will benefit from the integration of the specialized expertise of Kyocera and Kobe Steel in material processing technologies, while maximizing synergies by integrating development, production and marketing divisions. It will also seek to expand its business worldwide.

5)	On June 21, 2004, the Carlyle Group (Carlyle), Kyocera, KDDI Corporation (KDDI) and DDI Pocket, Inc. (DDI Pocket) reached an agreement that a consortium of Kyocera and Carlyle would acquire the business of DDI Pocket, a subsidiary of KDDI. Under the agreement, the company that succeeds DDI Pocket’s business (the “NewCo”) will be 30% owned by Kyocera. In cooperation with NewCo, Kyocera will endeavor to expand sales in its PHS related business by carving out new markets in Japan as well as overseas.

(4) Consolidated Operating Segments

(Yen in millions)

	Three Months Ended June 30,		Increase (Decrease) (%)
	2004	2003
Net sales	293,143	253,126	15.8
Fine Ceramics Group	72,591	56,664	28.1
Electronic Device Group	70,068	55,835	25.5
Equipment Group	130,321	122,650	6.3
Others	25,926	21,156	22.5
Adjustments and eliminations	(5,763)	(3,179)	—

Operating profit	33,911	14,885	127.8
Fine Ceramics Group	11,591	4,681	147.6
Electronic Device Group	11,528	1,309	780.7
Equipment Group	7,904	7,350	7.5
Others	2,888	1,545	86.9
Corporate	4,031	764	427.6
Equity in earnings of affiliates and unconsolidated subsidiaries	127	733	(82.7)
Adjustments and eliminations	(7)	60	—
Income before income taxes	38,062	16,442	131.5

Commencing in the third quarter of the fiscal year ended March 31, 2004 (October to December 2003), net sales and operating profit of Precision Machine Division of Kyocera Corporation, previously included within “Others,” have been charged to “Corporate.” Accordingly, previously reported net sales and operating profit of operating segment for the previous first quarter were restated.

1) Fine Ceramics Group

Demand for fine ceramic parts was strong, particularly for semiconductor and LCD fabrication equipment and sapphire substrates for LEDs. In semiconductor parts, sales of ceramic packages especially applicable for mobile handsets and digital consumer products increased appreciably. Sales of cutting tools and solar energy products also increased. Operating profit in this segment rose markedly in the first quarter, increasing approximately 2.5 times compared with the previous first quarter. Primary attributable factors were the effect of sales increases and the effects of cost reduction through expanded production in China, notably of semiconductor parts.

2) Electronic Device Group

Overall sales in this segment grew due primarily to strong performances from ceramic capacitors and crystal related components driven by an increase in component demand. In addition to sales contribution since the start of the fiscal year from Kyocera Kinseki, which became a consolidated subsidiary in August 2003, sales at AVX Corporation, a U.S. subsidiary, increased remarkably. Strong sales, improved rate of operation and the absence of restructuring charges that were recorded in the previous first quarter culminated in an approximately 8.8 times increase in operating profit.

3) Equipment Group

Sales of information equipment rose as Kyocera Mita Group secured major new customers and expanded its product line-up. Despite sluggish sales of mobile phones in Japan due mainly to the product line-up consisted mainly of stayed models, sales at KYOCERA WIRELESS CORP., a U.S. subsidiary, increased. As a result, sales of telecommunications equipment increased. Operating profit in this segment increased, due predominantly to improved margins of information equipment business, including successful product cost reduction by standardizing engines and components for printers and multi-function products.

4) Others

Sales and operating profits in this operating segment increased due to favorable results of Kyocera Chemical Corporation, especially in its business of flexible printed circuits materials and epoxy molding compounds for semiconductor packages, and favorable results at Kyocera Communication Systems Co., Ltd. (KCCS), especially in its data center business, network optimizing business and telecommunications engineering business.

(5) Orders and Production (Consolidated)

(Yen in millions)

	Three Months Ended June 30,		Increase (Decrease) (%)
	2004	2003
Orders	313,678	262,749	19.4
Fine Ceramics Group	76,387	59,846	27.6
Electronic Device Group	74,607	56,722	31.5
Equipment Group	141,614	126,542	11.9
Others	27,192	22,641	20.1
Adjustments and eliminations	(6,122)	(3,002)	—

Production	302,083	256,778	17.6
Fine Ceramics Group	74,724	57,877	29.1
Electronic Device group	73,840	57,563	28.3
Equipment Group	135,732	127,030	6.9
Others	17,787	14,308	24.3

(6) Geographic Segments (Consolidated)

(Yen in millions)

	Three Months Ended June 30,		Increase (Decrease) (%)
	2004	2003
Sales	293,143	253,126	15.8
Japan	101,602	98,854	2.8
The United States	67,266	59,000	14.0
Asia	59,011	45,729	29.0
Europe	41,244	36,972	11.6
Others	24,020	12,571	91.1

<Japan>

Sales increased compared with the previous first quarter due to a strong performance from the components business, notably Electronic Device Group and Fine Ceramics Group, and sales growth in information equipment, optical instruments and KCCS.

<The United States>

Sales increased considerably due to higher sales of mobile handsets and an improvement in the market environment surrounding the components business.

<Asia>

Sales in the previous first quarter were adversely affected by a slowdown in production activities in electronic industries in Asia caused by Severe Acute Respiratory Syndrome (“SARS”). The absence of such a factor in the first quarter resulted in a significant increase in component sales, and thus a striking increase in regional sales.

<Europe>

Sales grew considerably due primarily to an increase in sales of information equipment and electronic devices.

2. Cash flows

Cash and cash equivalents at June 30, 2004 decreased by ¥93,331 million to ¥267,801 million compared with March 31, 2004.

(Yen in millions)

	Three Months Ended June 30,
	2004	2003
Cash flows from operating activities	26,812	6,919
Cash flows from investing activities	(114,211)	2,841
Cash flows from financing activities	(7,576)	(9,391)
Effect of exchange rate changes on cash and cash equivalents	1,644	953
Net (decrease) increase in cash and cash equivalents	(93,331)	1,322
Cash and cash equivalents at beginning of period	361,132	298,310
Cash and cash equivalents at end of period	267,801	299,632

1)	Cash Flows from Operating Activities

Net cash provided by operating activities in the first quarter increased by ¥19,893 million to ¥26,812 million from the previous first quarter of ¥6,919 million. This was due mainly to an increase in net income by ¥11,252 million to ¥21,982 million and a decrease in receivables.

2)	Cash Flows from Investing Activities

Net cash used in investing activities in the first quarter increased by ¥117,052 million to ¥114,211 million from net cash provided in the previous first quarter of ¥2,841 million. This was due mainly to increases in purchases of the government bonds and negotiable certificate of deposits (CD) in consideration of current and future financial position according to our investment policy.

3)	Cash Flows from Financing Activities

Net cash used in financing activities in the first quarter decreased by ¥1,815 million to ¥7,576 million from the previous first quarter of ¥9,391 million. This was due mainly to an increase in short-term debt.

3. Consolidated Financial Forecast for the Year Ending March 31, 2005 (described in Form 6-K filed on April 27, 2004)

There is no revision of our initial forecast for the fiscal year ending March 31, 2005, and detailed forecast of the previously described is as follows

(Yen in millions, except per share amounts and exchange rate)

	The fiscal year ending March 31, 2005 (Forcast)	Increase (Decrease) (%) compared with the fiscal year ended March 31, 2004
Net sales	1,260,000	10.4
Profit from operations	135,000	23.9
Income before income taxes	140,000	21.7
Net income	85,000	24.8
Diluted earnings per share	455.40	—
US$ average exchange rate	100	—
Euro average exchange rate	123	—

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; and events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases such as SARS. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	(Unaudited)				(Unaudited)
	June 30, 2004		March 31, 2004		June 30, 2003
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥267,801		¥361,132		¥299,632
Restricted cash	—		—		58,321
Short-term investments	70,470		3,855		15,641
Trade notes receivable	39,558		33,801		39,104
Trade accounts receivable	192,215		207,583		167,350
Short-term finance receivables	71,494		70,553		60,365
Less allowances for doubtful accounts and sales returns	(9,113)		(8,468)		(7,452)
Inventories	219,836		197,194		194,135
Deferred income taxes	36,243		34,957		51,742
Other current assets	35,014		33,089		25,346

Total current assets	923,518	50.4	933,696	52.0	904,184	53.2

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	23,880		24,054		24,783
Securities and other investments	484,585		430,096		359,419

Total investments and advances	508,465	27.7	454,150	25.3	384,202	22.6
Long-term finance receivables	82,762	4.5	88,512	5.0	99,269	5.8
Property, plant and equipment, at cost :
Land	54,905		54,867		54,069
Buildings	220,535		217,216		203,423
Machinery and equipment	631,380		622,721		590,459
Construction in progress	6,802		10,384		7,095
Less accumulated depreciation	(661,480)		(650,668)		(604,912)

	252,142	13.8	254,520	14.2	250,134	14.7

Goodwill	25,531	1.4	25,254	1.4	25,805	1.5
Intangible assets	18,403	1.0	16,645	0.9	13,792	0.8
Other assets	22,569	1.2	21,981	1.2	22,634	1.4

Total non-current assets	909,872	49.6	861,062	48.0	795,836	46.8

Total assets	¥1,833,390	100.0	¥1,794,758	100.0	¥1,700,020	100.0

Note 1:	Restricted cash represents the amount of the time deposit to a financial institution in order to reduce the cost for the issuance of letter of credit in connection with the litigation against LaPine. Kyocera Corporation withdrew all restricted cash because Kyocera Corporation reached agreement to settle all claims in pending litigation on December 22, 2003 (U.S. time).

	Yen in millions
	(Unaudited)				(Unaudited)
	June 30, 2004		March 31, 2004		June 30, 2003
	Amount	%	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥105,488		¥84,815		¥111,600
Current portion of long-term debt	22,770		44,522		42,513
Trade notes and accounts payable	106,510		110,759		93,588
Other notes and accounts payable	34,092		38,115		32,635
Accrued payroll and bonus	42,707		34,161		41,614
Accrued income taxes	19,938		19,054		9,726
Accrued litigation expenses	—		—		42,112
Other accrued expenses	27,072		28,665		22,943
Other current liabilities	15,806		16,548		15,518

Total current liabilities	374,383	20.4	376,639	21.0	412,249	24.2

Non-current liabilities :
Long-term debt	69,813		70,608		40,451
Accrued pension and severance costs	36,194		38,620		74,909
Deferred income taxes	105,756		95,498		51,266
Other non-current liabilities	6,174		6,409		4,644

Total non-current liabilities	217,937	11.9	211,135	11.7	171,270	10.1

Total liabilities	592,320	32.3	587,774	32.7	583,519	34.3

Minority interests in subsidiaries	54,697	3.0	53,238	3.0	62,579	3.7
Stockholders’ equity :
Common stock	115,703		115,703		115,703
Additional paid-in capital	162,088		162,091		167,675
Retained earnings	901,620		885,262		833,531
Accumulated other comprehensive income	38,247		22,046		(10,940)
Treasury stock, at cost	(31,285)		(31,356)		(52,047)

Total stockholders’ equity	1,186,373	64.7	1,153,746	64.3	1,053,922	62.0

Total liabilities, minority interests and stockholders’ equity	¥1,833,390	100.0	¥1,794,758	100.0	¥1,700,020	100.0

Note 2: Accumulated other comprehensive income is as follows:

	Yen in millions
	June 30, 2004	March 31, 2004	June 30, 2003
Net unrealized gains on securities	¥71,738	¥59,241	¥11,117
Net unrealized gains (losses) on derivative financial instruments	¥15	¥(48)	¥(268)
Minimum pension liability adjustments	¥(1,477)	¥(1,477)	¥(10,931)
Foreign currency translation adjustments	¥(32,029)	¥(35,670)	¥(10,858)

CONSOLIDATED STATEMENTS OF INCOME(Unaudited)

	Yen in millions, except per share amounts
	Three months ended June 30,				Increase (Decrease)
	2004		2003
	Amount	%	Amount	%	Amount	%
Net sales	¥293,143	100.0	¥253,126	100.0	¥40,017	15.8
Cost of sales	205,508	70.1	189,539	74.9	15,969	8.4

Gross profit	87,635	29.9	63,587	25.1	24,048	37.8

Selling, general and administrative expenses	52,884	18.0	50,789	20.0	2,095	4.1

Profit from operations	34,751	11.9	12,798	5.1	21,953	171.5

Other income or expenses :
Interest and dividend income	2,056	0.7	1,635	0.6	421	25.7
Interest expense	(326)	(0.1)	(361)	(0.1)	35	—
Foreign currency transaction gains, net	399	0.1	1,253	0.5	(854)	(68.2)
Equity in earnings of affiliates and unconsolidated subsidiaries	127	0.0	733	0.3	(606)	(82.7)
Other, net	1,055	0.4	384	0.1	671	174.7

Total other income or expenses	3,311	1.1	3,644	1.4	(333)	(9.1)

Income before income taxes and minority interests	38,062	13.0	16,442	6.5	21,620	131.5
Income taxes	15,107	5.2	6,294	2.5	8,813	140.0

Income before minority interests	22,955	7.8	10,148	4.0	12,807	126.2

Minority interests	(973)	(0.3)	582	0.2	(1,555)	—

Net income	¥21,982	7.5	¥10,730	4.2	¥11,252	104.9

Earnings per share:
Net income:
Basic	¥117.25		¥58.01
Diluted	¥117.17		¥58.01
Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic	187,491		184,963
Diluted	187,612		184,963

Notes:

1.	Kyocera applies the Statement of Financial Accounting Standards (SFAS) No.130, ”Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the three months ended June 30, 2004 and 2003 was an increase of 38,183 million yen and an increase of 55,984 million yen, respectively.

2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Yen in millions and shares in thousands
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥828,350	¥(56,194)	¥(52,034)

Net income for the year			68,086			¥68,086
Other comprehensive income				78,240		78,240

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)
Purchase of treasury stock (14)					(105)
Reissuance of treasury stock (5)		4			44
Allocation of treasury stock for share exchange (2,529)		(5,607)			20,739
Stock option plan of a subsidiary		19

Balance, March 31, 2004 (187,484)	115,703	162,091	885,262	22,046	(31,356)

(Unaudited)
Net income for the period			21,982			¥21,982
Other comprehensive income				16,201		16,201

Total comprehensive income for the period						¥38,183

Cash dividends			(5,624)
Purchase of treasury stock (4)					(34)
Reissuance of treasury stock (13)		(3)			105

Balance, June 30, 2004 (187,493)	¥115,703	¥162,088	¥901,620	¥38,247	¥(31,285)

	Yen in millions and shares in thousands
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥828,350	¥(56,194)	¥(52,034)

(Unaudited)
Net income for the period			10,730			¥10,730
Other comprehensive income				45,254		45,254

Total comprehensive income for the period						¥55,984

Cash dividends			(5,549)
Purchase of treasury stock (2)					(13)

Balance, June 30, 2003 (184,962)	¥115,703	¥167,675	¥833,531	¥(10,940)	¥(52,047)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Three months ended June 30,
	2004	2003
Cash flows from operating activities:
Net income	¥21,982	¥10,730
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	15,244	16,086
Losses on inventories	2,637	1,216
Foreign currency adjustments	(260)	(1,230)
Decrease in receivables	16,064	6,900
Increase in inventories	(24,753)	(9,221)
Increase in other current assets	(1,692)	(2,495)
Decrease in notes and accounts payable	(7,220)	(7,141)
Other, net	4,810	(7,926)

Net cash provided by operating activities	26,812	6,919

Cash flows from investing activities :
Payments for purchases of securities	(51,255)	(13,408)
Payments for purchases of investments and advances	(173)	(86)
Sales and maturities of securities	10,610	30,240
Payments for purchases of property, plant and equipment, and intangible assets	(15,559)	(12,148)
Proceeds from sales of property, plant and equipment, and intangible assets	1,102	569
Acquisitions of businesses, net of cash acquired	—	45
Negotiable Certificate of Deposits	(59,000)	—
Restricted cash	—	(1,994)
Other, net	64	(377)

Net cash (used in) provided by investing activities	(114,211)	2,841

Cash flows from financing activities :
Increase in short-term debt	20,617	3,499
Proceeds from issuance of long-term debt	3,418	463
Payments of long-term debt	(26,049)	(8,506)
Dividends paid	(5,736)	(5,363)
Net purchases of treasury stock	67	(14)
Other, net	107	530

Net cash used in financing activities	(7,576)	(9,391)

Effect of exchange rate changes on cash and cash equivalents	1,644	953

Net (decrease) increase in cash and cash equivalents	(93,331)	1,322
Cash and cash equivalents at beginning of period	361,132	298,310

Cash and cash equivalents at end of period	¥267,801	¥299,632

SEGMENT INFORMATION (Unaudited)

1. Operating segments :

	Yen in millions
	Three months ended June 30,		Increase (Decrease)
	2004	2003
	Amount	Amount	Amount	%
Net sales :
Fine Ceramics Group	¥72,591	¥56,664	¥15,927	28.1
Electronic Device Group	70,068	55,835	14,233	25.5
Equipment Group	130,321	122,650	7,671	6.3
Others	25,926	21,156	4,770	22.5
Adjustments and eliminations	(5,763)	(3,179)	(2,584)	—

	¥293,143	¥253,126	¥40,017	15.8

Operating profit :
Fine Ceramics Group	¥11,591	¥4,681	¥6,910	147.6
Electronic Device Group	11,528	1,309	10,219	780.7
Equipment Group	7,904	7,350	554	7.5
Others	2,888	1,545	1,343	86.9

	33,911	14,885	19,026	127.8

Corporate	4,031	764	3,267	427.6
Equity in earnings of affiliates and unconsolidated subsidiaries	127	733	(606)	(82.7)
Adjustments and eliminations	(7)	60	(67)	—

Income before income taxes	¥38,062	¥16,442	¥21,620	131.5

Depreciation and amortization :
Fine Ceramics Group	¥3,882	¥3,744	¥138	3.7
Electronic Device Group	5,030	5,575	(545)	(9.8)
Equipment Group	4,410	4,924	(514)	(10.4)
Others	1,312	1,240	72	5.8
Corporate	610	603	7	1.2

Total	¥15,244	¥16,086	¥(842)	(5.2)

Capital expenditures :
Fine Ceramics Group	¥3,208	¥2,808	¥400	14.2
Electronic Device Group	4,422	5,504	(1,082)	(19.7)
Equipment Group	3,390	4,891	(1,501)	(30.7)
Others	374	278	96	34.5
Corporate	417	666	(249)	(37.4)

Total	¥11,811	¥14,147	¥(2,336)	(16.5)

2. Geographic segments (Sales and operating profit by geographic area) :

	Yen in millions
	Three months ended June 30,		Increase (Decrease)
	2004	2003
	Amount	Amount	Amount	%
Net sales:
Japan	¥120,890	¥114,719	¥6,171	5.4
Intra-group sales and transfer between geographic areas	82,052	62,000	20,052	32.3

	202,942	176,719	26,223	14.8

United States of America	86,418	67,020	19,398	28.9
Intra-group sales and transfer between geographic areas	6,340	6,377	(37)	(0.6)

	92,758	73,397	19,361	26.4

Asia	39,057	29,252	9,805	33.5
Intra-group sales and transfer between geographic areas	30,603	23,068	7,535	32.7

	69,660	52,320	17,340	33.1

Europe	42,232	37,621	4,611	12.3
Intra-group sales and transfer between geographic areas	8,818	7,729	1,089	14.1

	51,050	45,350	5,700	12.6

Others	4,546	4,514	32	0.7
Intra-group sales and transfer between geographic areas	2,239	1,593	646	40.6

	6,785	6,107	678	11.1

Adjustments and eliminations	(130,052)	(100,767)	(29,285)	—

	¥293,143	¥253,126	¥40,017	15.8

Operating profit:
Japan	¥27,078	¥19,121	¥7,957	41.6
United States of America	5,643	(1,797)	7,440	—
Asia	4,787	917	3,870	422.0
Europe	139	(1,999)	2,138	—
Others	452	176	276	156.8

	38,099	16,418	21,681	132.1
Adjustments and eliminations	(4,195)	(1,473)	(2,722)	—

	33,904	14,945	18,959	126.9

Corporate	4,031	764	3,267	427.6
Equity in earnings of affiliates and unconsolidated subsidiaries	127	733	(606)	(82.7)

Income before income taxes	¥38,062	¥16,442	¥21,620	131.5

3. Geographic segments (Sales by region) :

	Yen in millions
	Three months ended June 30,				Increase (Decrease)
	2004		2003
	Amount	%	Amount	%	Amount	%
Japan	¥101,602	34.7	¥98,854	39.1	¥2,748	2.8
United States of America	67,266	22.9	59,000	23.3	8,266	14.0
Asia	59,011	20.1	45,729	18.0	13,282	29.0
Europe	41,244	14.1	36,972	14.6	4,272	11.6
Others	24,020	8.2	12,571	5.0	11,449	91.1

Net sales	¥293,143	100.0	¥253,126	100.0	¥40,017	15.8

Sales outside Japan	¥191,541		¥154,272		¥37,269	24.2
Sales outside Japan ratio to net sales	65.3%		60.9%

July 29, 2004

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971,
The First Section of the Tokyo Stock Exchange,
The First Section of the Osaka Securities Exchange)

Person for inquiry:	Hideki Ishida
Managing Executive Officer
(Tel: 075-604-3500)

Re: Consolidated Financial Results

for the Three Months Ended June 30, 2004 (Information purposes only)

As set forth in the earnings digest relating to the fiscal year ended March, 31, 2004 (described in Form 6-K filed on April, 27, 2004), with effect from the fiscal year ending March, 31, 2005, Kyocera has been publicly announcing financial forecasts for full fiscal years only.

The consolidated income before income taxes and net income for the three months ended June 30, 2004 as announced today have already exceeded the consolidated income before income taxes and net income for the six months ended September 30, 2003 by 51.5% and 39.5%, respectively. Accordingly, Kyocera hereby announces them for Timely Disclosure.

Kyocera does not revise the consolidated financial forecast for the fiscal year ending March 31, 2005, which was described in Form 6-K filed on April 27, 2004 as follows:

	Financial forecast for the fiscal year ending March 31, 2005 (yen in millions)	Increase or decrease (%) compared with the fiscal year ended March 31, 2004
Net Sales	1,260,000	10.4
Income before Income Taxes	140,000	21.7
Net Income	85,000	24.8

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; and events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases such as SARS. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.